

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-mail</u>
Mr. Kevin Hall
Chief Executive Officer
Seville Ventures Corp.
5481 North River Road
Byron, IL 61010

      Re: Seville Ventures Corp.
             Registration Statement on Form S-1
             Filed March 2, 2012
             File No. 333-179882

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Update your financial statements and MD&A in accordance with Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

2. We note your representation that the company has no plans to merge with a private company following effectiveness of this registration statement; so therefore, the company is not a blank check company as defined in Rule 419. However, the company is a shell company. Revise your cover page to reflect the company's status as a shell company.

Include a risk factor highlighting the unavailability of Rule 144 until 1 year following the company no longer qualifying as a shell company and making required disclosures pursuant to Items 2.01(f) and 5.06 of Form 8-K.

Prospectus Summary, page 5

3. Revise references to continuing or current operations on pages 8, 10, 22 and 32. We note disclosure here stating that you have not yet commenced business operations and anticipate doing so approximately two months after completion of the offering.

4. Revise the statements below to ensure that they are consistent with current and prospective operations and capabilities. Throughout the filing please avoid the use of absolutes where inappropriate.

   - "The Company will strive to gain a competitive advantage … by interacting one-on-one with these clients to assist them with all aspects of their vacation from the beginning planning stage through the completion of their trip." (pages 5 and 21)
   - "[W]e believe that investors in today's markets demand full transparency and by our registering this Offering and becoming a reporting company, we will be able to meet this demand." (page 5)
   - "During the trip, the client will be able to contact the Company via a toll-free number 24 hours a day/7 days a week or via e-mail…" (page 24 and a similar statement on page 25)
   - "[W]e are confident that we can satisfy the needs and preferences of all travelers." (page 24)
   - "As the Company grows, we will focus on expanding our targeted clientele to include travelers from all countries and regions…" (page 26)

5. Clarify the statements here and on page 21 that Mr. Hall "intends to devote a large amount of time and effort to the Company." We note the disclosure on page 10 that Mr. Hall "is committed to devote approximately 15 to 20 hours per week to our operations."

6. If retained, clarify that the statement indicating that investors may not revoke or change their subscription or request a refund if they subsequently "learn information about the Company that [they] consider to be materially unfavorable" does not limit their rescission rights under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement.

Risk Factors, page 8

Risks Related To Our Business, page 9

7. Disclosure on page 29 indicates that "more travelers are booking their own trips using the internet and eliminating the 'travel agent.'" Please add a risk factor to discuss this phenomenon and the risk it presents to your business.

Due to the online nature of our business, any technical problems or disruptions…, page 12

8. Expand this risk factor to disclose whether your CEO or any planned employees will be capable of correcting the potential technical problems and disruptions discussed. If not, disclose that you would incur additional cost for outsourced help.

Our business could be hurt if we do not offer new products and services successfully, page 12

9. Tell us whether Mr. Hall has any specialized travel related knowledge of Italy, Britain and Greece. If he does not, disclose that he or other of your prospective employees would need to acclimate themselves with these regions prior to your offering of vacation packages. Discus the competitive disadvantage this puts you in compared to competitors versed in these regions.

We are subject to many risks of doing business internationally which may prevent us from gaining clients…, page 13

10. Expand this risk factor to address limitations on your ability to hold the third parties you intend to contract with responsible for damages to you given their location overseas and potentially limited ties to the United States.

Use of Proceeds, page 16

11. We note that you intend to repay your initial investors for all expenses incurred relating to this Offering if you raise the maximum amount of proceeds, and that if you raise less, you will have to seek alternative sources of financing to repay these investors. Please clarify in your liquidity and capital resources section who these investors are and the material terms of these obligations.

Common Stock, page 20

12. We note that special meetings of the shareholders may be called at any time at the request in writing of one or more shareholders owning shares in the aggregate entitled to cast at least a majority of the votes at the meeting. Supplement this disclosure to explain that since Mr. Hall will own more than 50% of the outstanding common stock even if all offered shares are sold other shareholders will not be able to take advantage of this right until his holdings drop below the 50% level.

Description of Business, page 21

13. We note several statements regarding your intention to establish a loyal client base, develop client relationships and gain repeat business. Revise to explain your ability to accomplish these initiatives given the fact that your company will initially offer trips only to Spain and will expand only after achieving "significant revenues" from trips to Spain. For example, discuss the attractiveness of the special offers and discounts you intend to offer to past clients for their referrals.

Products and Services, page 22

14. Four of the seven vacation package descriptions on pages 22 and 23 include references to specific hotels. Please tell us what assurances you have received that you will be able to provide your customers accommodations at these specific hotels.

Plan of Operations, page 24

15. We note that expansion outside of Spain is predicated upon your business generating "significant revenues" (pages 26 and 29). Please clarify how much.

Marketing Strategy, page 26

16. Disclose whether the memberships referenced under "Strategic Partnerships and Acquisitions" require qualifications and whether you meet those qualifications.

Anticipated Milestones, page 27

17. This section quantifies the funds allocated to the development of your operations given varying levels of shares sold in the offering. Please clarify how differing amounts will affect this development. For example, disclose how you expect your website to differ if you are able to allocate $16,000 to hiring a website developer as opposed to $10,000,

$5,000 or $4,000. As another example, discuss how the funds available to hire a marketing firm will affect the viability and prioritization of the bulleted marketing activities on page 27. Please address each relevant initiative.

18. You allocate funds to several initiatives if 50% of the shares in this offering are sold, but not if 20% are sold. Clarify whether and how you intend to allocate funds to these initiatives if less than 50%, but greater than 20% of the shares are sold. Similarly address the disclosure regarding hiring a customer service representative.

19. Revise to explain what you mean by "we will hire a marketing firm full-time…"

Management's Discussion And Analysis, page 31

Results of Operations, page 31

20. Please revise to explain how the "structure of [your] proposed business model" will affect your ability to generate future revenues and become profitable.

Liquidity And Capital Resources, page 31

21. Reconcile inconsistent statements in the prospectus regarding whether you will need financing in addition to that raised in this offering, when you would need that financing and the expected source. For example, it is unclear whether the sentence on the top of page 32 includes this offering as a component of the additional financing required. As another example, the same sentence suggests that you will rely on equity financing, while disclosure on page 6 indicates that management will primarily rely on debt financing to supplement cash flows. We also note the statement on page 6 that unless your CEO "is successful in selling all of the shares and [you] receive the proceeds from this offering, [you] may have to seek alternative financing to implement [your] plan of operations."

22. On page 24 you disclose that you will offer trip insurance for an additional fee. Tell us whether you will bear the risk of insuring your customer's trips directly. If so, disclose how this service might affect liquidity.

Directors, Executive Officers, Promoters and Control Persons, page 33

23. The statement: "The Board of Directors appointed Mr. Hall as the sole officer and director of the Company on account of his prior management experience and his website management skills" seems inappropriate since Mr. Hall as sole director appointed himself as director. Please revise.

Executive Compensation, page 34

24. We note the absence of compensation paid to Mr. Hall. However, he paid himself 5 million shares in 2011 as consideration for services to the company. Please revise.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index, page II-5

25. The signature page of your bylaws (Exhibit 3.2) indicates that the bylaws contain 11 pages, but we note only 9 pages. Please confirm that the bylaws filed are complete.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Kevin Hall
Seville Ventures Corp.
March 21, 2012
Page 7

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Angela Fontanini, Esq.
        Carrillo Huettel, LLP